UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Myovant Sciences Ltd.

(Name of Issuer)

Common Shares, $0.000017727 par value per share

(Title of Class of Securities)

G637AM102

(CUSIP Number)

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 207 400 3347

With copies to:

Derek J. Dostal

Davis Polk & Wardwell LLP

450 Lexington Ave.

New York, NY 10017

(212) 450-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G637AM102

1.	Name of Reporting Persons: Roivant Sciences Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 44,509,411

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 44,509,411

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,509,411

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49.7% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)   All share percentage calculations in this Amendment No. 4 to the Original Schedule 13D (as defined below) are based on 89,623,564 Common Shares, $0.000017727 par value per share, of Myovant Sciences Ltd. (the “Issuer”), issued and outstanding as of September 30, 2019, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 12, 2019.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 4 (“Amendment No. 4”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 14, 2019, as amended by Amendment No. 1 filed with the SEC on July 16, 2019, Amendment No. 2 filed with the SEC on September 6, 2019 and Amendment No. 3 filed with the SEC on November 4, 2019 (as so amended, the “Original Schedule 13D”) relating to the Common Shares, $0.000017727 par value per share (the “Common Shares”), of Myovant Sciences Ltd. (the “Issuer”), which are beneficially owned by Roivant Sciences Ltd. (“Roivant” or the “Reporting Person”). The purpose of this Amendment No. 4 is to report (i) the execution of the Stock Purchase Agreement referred to below and (ii) open-market purchases by Roivant of an aggregate of 243,812 Common Shares. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. The Stock Purchase Agreement and open-market purchases were executed in connection with the satisfaction of certain closing conditions to the transactions contemplated by the previously disclosed Transaction Agreement entered into between Roivant, certain of its wholly-owned subsidiaries and Sumitomo Dainippon Pharma Co., Ltd. on October 31, 2019. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

Stock Purchase Agreement

On November 25, 2019, Roivant and Millennium Pharmaceuticals, Inc. (“Millennium”) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which Roivant agreed to purchase an aggregate of 3,500,000 Common Shares from Millennium at a price of $15.00 per Common Share, which equates to an aggregate purchase price of $52.5 million. The Stock Purchase Agreement provides that these Common Shares will be delivered to Roivant within 10 calendar days following execution of the Stock Purchase Agreement (or a later date as mutually agreed by the parties).

The foregoing description of the Stock Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed as Exhibit 7.05 to this Schedule 13D and which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

The first sentence of Item 5(a) of the Original Schedule 13D is hereby amended and restated as follows:

Roivant directly beneficially owns 44,509,411, or 49.7%, of the Common Shares (including the 3,500,000 Common Shares that will be acquired pursuant to the Stock Purchase Agreement described above), and has sole voting and dispositive power over such Common Shares. Roivant disclaims beneficial ownership in all Common Shares reported herein, except to the extent of Roivant’s respective pecuniary therein.

The last sentence of Item 5(a) of the Original Schedule 13D is hereby amended and restated as follows:

All share percentage calculations in this Amendment No. 4 are based on 89,623,564 Common Shares, $0.000017727 par value per share, of the Issuer, issued and outstanding as of September 30, 2019, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the SEC on November 12, 2019.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

The description of the Stock Purchase Agreement and the transactions set forth in Item 4 is incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
7.05	Stock Purchase Agreement, dated as of November 25, 2019, by and between Roivant Sciences Ltd. and Millennium Pharmaceuticals, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2019	Roivant Sciences Ltd.

	By:	/s/ Marianne Romeo Dinsmore
	Name:	Marianne Romeo Dinsmore
	Title:	Authorized Signatory